UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 2)*

ADAMIS PHARMACEUTICALS CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00547W208
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 00547W208	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 375,130
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 375,130
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00547W208	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 375,130
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 375,130
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00547W208	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 375,130
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 375,130
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00547W208	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Adamis Pharmaceuticals Corporation beneficially owned by the Reporting Persons specified herein as of December 31, 2013 and amends and supplements the Schedule 13G dated as of June 14, 2012 and filed by the Reporting Persons on June 18, 2012 and amended on February 20, 2013 (“Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

The Reporting Persons may be deemed to beneficially own a total of 375,130 shares of Common Stock as of December 31, 2013, consisting of (i) 302,981 shares of Common Stock held by Gemini Master Fund, Ltd. (“Gemini”), and (ii) 72,149 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini on or about June 20, 2013.

(b)	Percent of Class: 3.6%

The Reporting Persons’ beneficial ownership of 375,130 shares of Common Stock constitutes 3.6% of all the outstanding shares of Common Stock, based upon 6,169,201 shares of Common Stock outstanding as of November 4, 2013, as reported by the Issuer in its most recent Form 10-Q and as adjusted for a recent stock split effected by the Issuer, plus the shares of Common Stock issued in the Issuer’s recent public offering and the shares of Common Stock issuable upon exercise of the Warrant.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 375,130

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 375,130

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00547W208	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 12, 2014

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES LLC, INC., as
investment manager

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

GEMINI STRATEGIES LLC, INC.

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

/s/ Steven Winters
Steven Winters

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).